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PROSPECTUS SUPPLEMENT                                          File No. 33-47390
(To Prospectus Dated June 28, 1993)                Filed Pursuant to Rule 424(c)

                             JMAR TECHNOLOGIES, INC.

                        2,402,138 Shares of Common Stock

                                 $5.50 per Share

        This Prospectus Supplement supplements the Prospectus dated June 28, 1993 (the "1993 Prospectus") relating to the prior registration of the public offering by the Company of shares of Common Stock of the Company issuable upon exercise of Redeemable Common Stock Purchase Warrants ("JMARW Warrants"). The 1993 Prospectus also registered Underwriters' Units and Underwriters' Warrants which have since expired.

        Information Incorporated by Reference:

        For more current information concerning the Company's business and financial condition, you are referred to the Company's Form 10-K for the year ended December 31, 1998, and Forms 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, each of which is incorporated into the Prospectus by reference.

        Amendment to JMARW Warrant Terms:

        As reflected in the Company's Form 8-K filed with the Commission on June 17, 1998, the JMARW Warrants were amended in May, 1998 to provide for the following terms: (i) the Warrant exercise price was increased from $4.68 to $5.50 per share, (ii) the existing redemption provision was adjusted to provide that the Company may redeem any unexercised Warrants for $0.05 per Warrant if the average closing price of the Company's Common Stock is $7.00 or more over a period of ten consecutive trading days and (iii) the expiration date of the Warrants was extended to May 15, 2000. As a result of subsequent exercises, a total of 2,402,138 JMARW Warrants are outstanding as of February 11, 2000.

        Notice of Redemption:

        On February 15, 2000, the Company announced that it has exercised its right to call for redemption of its outstanding JMARW Warrants. Accompanying this Prospectus and Prospectus Supplement is a Notice of Redemption and related materials. As a result of the call, each JMARW Warrant will continue to be exercisable at $5.50 per warrant until 5:00 p.m. (Eastern Standard Time) on


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        March 20, 2000. If a JMARW Warrant is exercised, the holder will receive one share of JMAR Common Stock. After 5:00 p.m. (Eastern Standard Time) on March 20, 2000, the JMARW Warrants will no longer be exercisable, and holders will receive only the redemption price of $0.05 per warrant.

        Warrant Solicitation Agent:

        The Company has appointed Auerbach, Pollak & Richardson, Inc. ("Auerbach") to act as warrant solicitation agent pursuant to a Warrant Solicitation Agreement, dated February 9, 2000, between the Company and Auerbach (the "Solicitation Agreement"). Pursuant to the Solicitation Agreement, in consideration for a broad range of services and advice related to the solicitation of exercises of the JMARW Warrants and the redemption call, the Company has agreed to pay Auerbach a cash fee of 5% of the total proceeds received from exercises of JMARW Warrants from and after the date the Notice of Redemption is issued. The Solicitation Agreement also provides that the Company will issue Auerbach a Warrant (the "Solicitor's Warrant") to purchase shares of the Company's Common Stock in an amount equal to eight percent (8%) of the JMARW Warrants exercised after February 9, 2000. The Solicitor's Warrant has an exercise price of $5.50 per share. The Solicitor's Warrant is not exercisable for at least six months following the issuance of the Notice of Redemption and thereafter shall only become exercisable on the first trading day after one of the following has occurred following said six month period: (x) the closing price (regular session) of the Company's Common Stock as reported by NASDAQ has exceeded $9.50 for any ten trading days in any twenty trading day period, or (y) the average of the closing price (regular session) of the Company's Common Stock as reported by NASDAQ for any ten consecutive trading day period exceeds $9.50. The Solicitor's Warrant will have a term of three years and a provision for cashless exercise. The Company has agreed to file a registration statement to include the shares issuable under the Solicitor's Warrant no later than the end of the six month period after the Redemption Date.







          The date of this Prospectus Supplement is February 15, 2000.